Mail Stop 3561

March 29, 2007

Mr. Robert C. Lyons
Vice President, Chief Financial Officer and Director
500 West Monroe Street
Chicago, Illinois 60661-3676

> **Re: GATX Financial Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-08319**

Dear Mr. Lyons:

We have reviewed your response letter dated March 23, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Note 6. Investments in Affiliated Companies, page 51

1. We note from your response to our prior comment 1 that your significance analysis shows that neither C/L Air nor Pembroke are significant in 2005 because the investments are now reported as discontinued operations. However, we do not

believe that it is appropriate to adjust the consolidated pre-tax income from continuing operations by adding the absolute value of the pre-tax loss of the affiliate, as you have presented in Alternative 1 since this loss is <u>not included</u> in your pre-tax income from continuing operations. Please note that computational note 1 to Rule 1-02(w) applies only in a situation where the affiliate loss is <u>included</u> in consolidated pre-tax income from continuing operations before adjustment.   In this case the affiliate loss is in discontinued operations and therefore not included in the consolidated pre-tax income amount and does not need to be adjusted. Also, we note that Alternative 2 has not been calculated in accordance with Rule 3-09 of Regulation S-X and is therefore not relevant for use in determining whether 3-09 financial statements are required. Therefore, please note that because your investment in Pembroke continues to meet the 20% significance threshold, thereby requiring you to provide audited financial statements of Pembroke, your 2005 financial statements are not considered compliant with Regulation S-X, and you will not be able to be declared effective on any registration statement which includes, or incorporates by reference, the 2005 financial statements except for those described in the Instructions to Item 9.01 of Form 8-K.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief